UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-39147

c

ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

(Registrant’s Name)

55F, Ping An Financial Center
No. 5033 Yitian Road, Futian District
Shenzhen, Guangdong
People’s Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

OneConnect Financial Technology Co., Ltd. Announces Change of Management

OneConnect Financial Technology Co., Ltd. (the “Company”) today announced that Mr. Yiming Fei will no longer serve as the board secretary of the Company, effective October 17, 2022. Mr. Fei will be appointed as an executive director and the chief executive of Ping An OneConnect Bank, the Company’s virtual bank in Hong Kong, subject to fulfillment of all relevant regulatory and administrative formalities.

Mr. Chongfeng Shen, the Company’s chairman of the board and chief executive officer, would like to thank Mr. Fei for his contribution and commitment to the Company during his term of office as the board secretary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OneConnect Financial Technology Co., Ltd.

	By:	/s/ Chongfeng Shen
	Name:	Chongfeng Shen
	Title:	Chief Executive Officer and the Chairman of the Board
Date: October 17, 2022